Mail Stop 3561

October 11, 2005

Eric Lung, President
Paracap Corporation
5525 West Boulevard, Suite 443
Vancouver, British Columbia
Canada V6M 3W6

      Re:	Paracap Corporation
		Registration Statement on Form SB-2
      Filed September 12, 2005
		File No. 333-128253

Dear Mr. Lung:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Registration Statement Cover Page
1. In your next filing, please include your IRS Employer
Identification number.

Prospectus Cover Page
2. We note that the registration statement covers the resale of a large amount of common shares that are being offered by the sole officer/director. Generally, we view resale transactions by related parties of this amount as an offering "by or on behalf of the issuer" for purposes of Rule 415(a)(4) of Regulation C. Under the rule, equity securities offered by or on behalf of the registrant cannot be sold "at the market" price unless the offering satisfies the requirements set forth in the rule. Your offering does not appear to meet the requirements. Please revise your registration statement to price those shares and disclose that the sole officer/director will conduct his offering at the fixed price for the duration of the offering. The prospectus should also make clear the fact that the sole officer/director is considered an underwriter of this offering.
Revise your prospectus accordingly, including your cover page, summary and plan of distribution section.
3. Your disclosure indicates that you are a development stage company established on April 1, 2005, with no operations, no revenues and no significant assets. You also indicate you have not commenced your planned principal operations. It therefore appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C, or provide us with an explanation of why Rule 419 does not apply, including detailed disclosure in your registration statement regarding your plan of operations.

Selected Financial Data, page 6
4. Please revise the heading for your income statement to accurately reflect either the audited period reflected in your financial statements or the actual period reflected in this summary of financial information. Note the period presently stated precedes your incorporation date of April 1, 2005. Also please explain the $11,000 difference between the amount reflected in the summary of financial data and your audited statement of operations or revise as applicable.

Risk Factors, page 7
5. In your risk factor section please consider disclosure regarding the certainty of licenses, the limited term of your agreement with Beta and any other risks of doing business in your particular industry (including regulatory risks related to sales of liquor) or country.

Plan of Distribution, page 9
6. Your plan of distribution seems to indicate that the share held by selling shareholders could potentially be sold under Rule 144 currently. Please explain how the selling shareholders would currently be able to utilize Rule 144. You may also wish to determine the affiliate status of the shareholders in question.
7. We note your reference to short sales. Please advise whether any selling shareholders have taken or plan to take any short positions prior to effectiveness of this registration statement. Short positions prior to effectiveness are inappropriate under Section 5 of the Securities Act.

Section 15(g) of the Exchange Act, page 11
8. While discussing accredited investors, you indicate that accredited investors generally include institutions with assets in excess of $8 million. Please note that the standard for an accredited investor institution generally includes institutions with assets in excess of $5 million.

Description of Business, page 12
Management Licensing Agreement, page 13
9. Please discuss fully your experience operating liquor stores.
Also, discuss whether Beta is in the business of constructing liquor stores and entering into management agreements with other parties. Please discuss whether Beta provides any training.

Principal Products and Services and Their Markets, page 13
10. Please indicate whether you have any current arrangements for financing or credit with the suppliers from which you intend to purchase your products.
11. Please indicate what type of transportation would be necessary for your supplies and whether you currently have available transportation for this purpose.

Insurance, page 14
12. Please indicate whether you intend to have any insurance coverage, either for the business or for employees.

Government Regulation, page 14
13. Your discussion does not make clear whether Paracap or Beta will be responsible for payment of annual license fees. Please clarify.
Additionally, please include a discussion of the risks of the license not being renewed annually.
14. Please expand your discussion to indicate whether Beta or you are the named owner on this liquor license. If you are the owner please discuss who will retain these rights at the end of the five year lease in the event it is not renewed.



Management`s Discussion and Analysis or Plan of Operation, page 15 Plan of Operation for the Next Twelve Months, page 15
15. Please revise your disclosure to expand why you believe your current working capital will be sufficient to meet your cash needs for the next twelve months. We note your net loss of $13,542 exceeds the $6,658 of cash on hand at your fiscal year end. Specifically discuss how you intend to pay for the next twelve months of operating costs including pre-opening costs, employee wages, liquor and beverage inventory, supplies, fixtures and other costs expected to be incurred prior to your location opening for operation. In the event you are required to delay the opening of your store, please disclose if you will be required to pay monetary penalties to Beta, a landlord or any other third parties and if you are required to pay any other form of compensation to Beta associated with this license agreement.
16. Please expand your discussion to state if you have any contractual obligations to repay Beta, the licensor, or any other party, for the costs incurred to complete the construction of the liquor store that you will manage. Please clarify whether Beta also will pay all taxes and fees of the store or whether Paracap would be responsible for taxes and/or rent.

Management, page 17
17. Please include five full years of business experience for Mr.
Lung.  See Item 401 of Regulation S-B.

Principal and Selling Shareholders, 19
18. Please indicate the controlling shareholder of Beta
Enterprises.
Please see I.60 of the Division of Corporation Finance`s Manual of Telephone Interpretations Manual (July 1997) and 4S of the Regulation
S-K section of March 1999 supplement to the manual.
19. In your discussion of issuances of shares pursuant to Regulation
S, the number of shareholders discussed is 19. However, in the list of selling shareholders on the previous page, there are 30 shareholders listed. Please explain how you issued shares in April through June 2005 to 19 individuals and entities, but 30 shareholders are listed now as selling shareholders.
20. Disclose whether any selling shareholder is a registered broker-dealer or an affiliate of a broker-dealer. If any selling shareholder is a broker-dealer, disclose that it is an "underwriter" within the meaning of the Securities Act of 1933. You should also revise the plan of distribution section accordingly.
21. If the selling shareholder is an affiliate of a broker-dealer, disclose, if true, that:

* The seller purchased in the ordinary course of business, and
* At the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

If these statements are not true, then the prospectus must state that the selling shareholder is an underwriter.
22. Please tell us the basis for issuing 10,500,000 common shares at
$0.001 per share in April 2005 and 2,070,000 common shares in May and
June for $0.01 per share. Include in your response any developments in your business that will support an increase in value over the two month period and confirm that you received cash proceeds for each of these issuances, excluding the transaction with Beta. If you determine the shares issued to employees at $0.001 are below fair value, you are required to record compensation expense for any employee award of equity instruments below fair value.
23. We notice certain names are repeated in your list of selling shareholders. Please confirm that no relationships exist and no transactions have occurred that are described in Item 404 of Regulation S-B. If you determine these described relationships exist or transactions have occurred, please revise your filing to include the applicable required disclosures in this Item.

Future Sales of Shares, page 21
24. You indicate that "shares purchased in this offering, which will be immediately resalable without restriction of any kind." Please note that restrictions still apply to sales by affiliates regardless of the effectiveness of the registration statement. Additionally, please note that restrictions on all securities are in place until after effectiveness of the registration statement.

Description of Securities, page 21
Common stock, page 21
25. Please do not refer investors to review state statutes, your articles or bylaws in this section. Instead, explain the salient points of the security as required.

Legal Matters, page 23
26. Please remove the term "certain" from this section.

Report of Independent Registered Public Accountants, page 25
27. Rule 2-02(a) of Regulation S-X requires the audit report of your independent registered public accountant to be manually signed. Please revise your audit report to include the name and signature of your registered public accountant.

Balance Sheet, page 26
28. Please tell us the nature of the prepaid costs of $10,000 and the period in which you expect to receive these benefits and recognize these costs into income.
29. Tell us your basis for assigning a value of $6,000 to the license including independent valuations and any other third party evidence.
Also please disclose your amortization policy for this license.

Statement of Operations, page 27
30. We note you have a headquarters and executive office suite and that you recorded office rent expense of $3,000 for the period ended
July 31, 2005. Please revise your filing to include an expanded disclose of your office space arrangement. If the arrangement is an operating lease please include the disclosures required by paragraph
16(b) through (d) of SFAS No. 13 and Item 102 of Regulation S-B.

Statement of Shareholders` Equity, page 29
31. Please advise or revise your statement to separately present the par value and additional paid-in-capital amounts for the issuance of common shares in exchange for the license agreement.

Note 2 Summary of Significant Accounting Policies, page 30
Impairment of Long Lived Assets, page 31
32. Please revise your policy note so the adoptive date for SFAS
No.
144 does not precede your date of inception, April 1, 2005.

Foreign Currency Translation, page 31
33. We note your functional currency is the Canadian dollar and your reporting currency is the U.S. dollar. Please tell us the amount of the accumulated translation adjustment on your financial statements as of July 31, 2005 and why you have not presented these effects either in a separate financial statement, as a component of stockholders` equity or in the notes to your financial statements. See paragraph 31 of SFAS No 52. If you believe the accumulated translation adjustment is immaterial please tell us your basis for immateriality and include SAB No. 99 in your consideration. Alternatively, if you determine the accumulated translation adjustment is material to your financial statements please revise your financial statements to present these effects. Please include the disclosures in paragraphs 30 through 32 of SFAS No. 52, as applicable.

Note 3 License, page 32
34. We note you disclose your licensor will be paid 30% of monthly net profits as defined by generally accepted accounting principles.
Please expand your discussion to disclose whether you refer to U.S.
or Canadian GAAP and if net profit is analogous to net operating income. Include in your discussion your obligations to pay fee arrangements in the event you record a monthly net loss or recurring monthly net losses.
35. The management licensing agreement with Beta provides you the right to manage and operate a specifically identified liquor store for a stated five year period with a five year renewal option. Please tell us if you considered if this arrangement meets the definition of a lease in paragraph 1 of SFAS No. 13 and EITF No. 01-
8. Please include the criteria in both the Statement and Issue in your detailed response. If you have determined it is a lease, please tell us your accounting treatment including whether you classify the agreement as a capital or operating lease and include the criteria in paragraphs 7 and 8 of SFAS No. 13. If you determine the arrangement does not contain a lease, then tell us if you have evaluated whether it is accounted for as a derivative within the scope of FASB Statement No. 133 or as an executory contract.

Note 8 Subsequent Event, page 34
36. Please include the omitted information as it relates to the number of common shares registered for public distribution.

Part II
37. Please note that you need to include the sections listed in Part
II of the Form SB-2. Specifically, please include information to meet the requirements of Items 511, 512, 601, 701 and 701 of Regulation S-B.

Signatures, page 35
38. Please ensure that your signature section is identical to the section listed in Form SB-2.


Exhibits

Exhibit 5.1 - Legality opinion
39. Your legality opinion may not assume the official capacity of each person signing the documents on behalf of the company. The authority to sign is a legal conclusion and cannot be assumed.

Exhibit 23.2 Consent of Independent Registered Public Accounting
Firm
40. Please revise your independent accountant`s consent to include the accounting firm`s signature. You should also obtain an updated consent if any changes other than typographical are made to the financial statements and if the current date is more than thirty days from your anticipated effective date. The current date of your consent is September 6, 2005.


*********

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Brian McAllister, Staff Accountant, at (202) 551-3341 or Michael Moran, Branch Chief, at (202) 551-3841 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Beth Lentini, Attorney-Advisor, at (202) 551-3334, Ellie Quarles, Special Counsel, at (202) 551-3238,
or me at (202) 551-3720 with any other questions.


								Sincerely,


								H. Christopher Owings
								Assistant Director

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Eric Lung, President
Paracap Corporation
October 11, 2005
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